UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-12014

POWERSECURE INTERNATIONAL, INC.

The NASDAQ Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1609 Heritage Commerce Court,

Wake Forest, North Carolina 27587

(919) 556-3056

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $.01 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. (1)

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, PowerSecure International, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 27, 2013	By	/s/ Sidney Hinton	President and Chief Executive Officer
Date		Name	Title

(1)	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Note: This voluntary delisting is a result of the transfer of the listing of the common stock, par value $.01 per share, of PowerSecure International, Inc. to the New York Stock Exchange from the NASDAQ Stock Market LLC. The Common Stock of PowerSecure International, Inc. will commence listing and trading on the New York Stock Exchange on August 28, 2013.